# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HELLO GROUP INC., CIK 0001610601
CUSIP: 423403104
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 09/22/2025
Filed by CIK 0001632162
Persons authorized to receive notices and communications: Cathy Hui Peng, 20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Beijing, China (F4), 100102, 86-10-5731-0567

## Reporting persons
- Yan Tang (CIK 0001632162): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF), other (OO); sole voting power 91,242,115; shared voting power 0; sole dispositive power 51,059,882; shared dispositive power 0; aggregate amount beneficially owned 91,242,115 (28.6% of the class)
  Comment: Note to 7 and 11: Represents (i) 32,182,233 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) 8,000,000 Class B ordinary shares held by New Heritage Global Limited, (iii) 40,182,233 Class B ordinary shares held by Prospera Investment Holding Limited, and (iv) 10,877,649 Class A ordinary shares that Mr. Tang is entitled to acquire within 60 days from September 22, 2025 upon exercise of share options held by him under the Issuer's share incentive plans. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly beneficially owned by Mr. Tang through a family trust. New Heritage Global Limited is a limited company incorporated in the British Virgin Islands and is wholly beneficially owned by Mr. Tang through a family trust. Prospera Investment Holding Limited is a limited company incorporated in the British Virgin Islands and is wholly beneficially owned by Ms. Zhang through a family trust. Ms. Zhang is the spouse of Mr. Tang. Pursuant to the power of attorney and proxy granted by Prospera Investment Holding Limited, Mr. Tang holds sole voting power over the ordinary shares and any other shares or securities issued or distributed to Prospera Investment Holding Limited. The restructuring of the shareholdings as set forth in the Statement was effected for estate planning purposes.
  
  Note to 9: Represents (i) 32,182,233 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) 8,000,000 Class B ordinary shares held by New Heritage Global Limited, and (iii) 10,877,649 Class A ordinary shares that Mr. Tang is entitled to acquire within 60 days from September 22, 2025 upon exercise of share options held by him under the Issuer's share incentive plans.
  
  Note to 13: The percentage calculation is based on a total of 318,881,690 ordinary shares outstanding as of June 30, 2025, including 80,364,466 Class B ordinary shares and 238,517,224 Class A ordinary shares. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.
- Sichuan Zhang (CIK 0001990078): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF), other (OO); sole voting power 416,366; shared voting power 0; sole dispositive power 40,598,599; shared dispositive power 0; aggregate amount beneficially owned 40,598,599 (12.7% of the class)
  Comment: Note to 7: Represents 416,366 Class A ordinary shares that Ms. Zhang is entitled to acquire within 60 days from September 22, 2025 upon exercise of share options held by her under the Issuer's share incentive plans.
  
  Note to 9 and 11: Represents (i) 40,182,233 Class B ordinary shares held by Prospera Investment Holding Limited, and (ii) 416,366 Class A ordinary shares that Ms. Zhang is entitled to acquire within 60 days from September 22, 2025 upon exercise of share options held by her under the Issuer's share incentive plans. Ms. Zhang is the spouse of Mr. Tang. Pursuant to the power of attorney and proxy granted by Prospera Investment Holding Limited, Mr. Tang holds sole voting power over the ordinary shares and any other shares or securities issued or distributed to Prospera Investment Holding Limited. The restructuring of the shareholdings as set forth in the Statement was effected for estate planning purposes.
  
  Note to 13: The percentage calculation is based on a total of 318,881,690 ordinary shares outstanding as of June 30, 2025, including 80,364,466 Class B ordinary shares and 238,517,224 Class A ordinary shares. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.
- Gallant Future Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC), other (OO); sole voting power 32,182,233; shared voting power 0; sole dispositive power 32,182,233; shared dispositive power 0; aggregate amount beneficially owned 32,182,233 (10.1% of the class)
  Comment: Note to 7, 9 and 11: Represents 32,182,233 Class B ordinary shares held by Gallant Future Holdings Limited. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly beneficially owned by Mr. Tang through a family trust.
  
  Note to 13: The percentage calculation is based on a total of 318,881,690 ordinary shares outstanding as of June 30, 2025, including 80,364,466 Class B ordinary shares and 238,517,224 Class A ordinary shares. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.
- New Heritage Global Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC), other (OO); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (2.5% of the class)
  Comment: Note to 7, 9 and 11: Represents 8,000,000 Class B ordinary shares held by New Heritage Global Limited. New Heritage Global Limited is a limited company incorporated in the British Virgin Islands and is wholly beneficially owned by Mr. Tang through a family trust.
  
  Note to 13: The percentage calculation is based on a total of 318,881,690 ordinary shares outstanding as of June 30, 2025, including 80,364,466 Class B ordinary shares and 238,517,224 Class A ordinary shares. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.
- Prospera Investment Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 40,182,233; shared dispositive power 0; aggregate amount beneficially owned 40,182,233 (12.6% of the class)
  Comment: Note to 9 and 11: Represents 40,182,233 Class B ordinary shares held by Prospera Investment Holding Limited. Prospera Investment Holding Limited is a limited company incorporated in the British Virgin Islands and is wholly beneficially owned by Ms. Zhang through a family trust. Pursuant to the power of attorney and proxy granted by Prospera Investment Holding Limited, Mr. Tang holds sole voting power over the ordinary shares and any other shares or securities issued or distributed to Prospera Investment Holding Limited.
  
  Note to 13: The percentage calculation is based on a total of 318,881,690 ordinary shares outstanding as of June 30, 2025, including 80,364,466 Class B ordinary shares and 238,517,224 Class A ordinary shares. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Name of issuer: HELLO GROUP INC.
Address of issuer's principal executive offices: 20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Beijing, China (F4), 100102
Comment: This statement on Schedule 13D constitutes Amendment No.7 solely for, and only to the extent it relates to, Yan Tang ("Mr. Tang"), Sichuan Zhang ("Ms. Zhang"), Gallant Future Holdings Limited ("Gallant Future"), New Heritage Global Limited ("New Heritage") and Prospera Investment Holding Limited ("Prospera Investment", together with Mr. Tang, Ms. Zhang, Gallant Future and New Heritage, the "Reporting Persons") to the Schedule 13D initially filed with the U.S. Securities and Exchange Commission on behalf of each of Mr. Tang, Ms. Zhang, Gallant Future, Matrix Partners China II Hong Kong Limited ("Matrix HK"), Matrix Partners China II, L.P. ("Matrix China II"), Matrix Partners China II-A, L.P. ("Matrix China II-A"), Matrix China Management II, L.P. ("Matrix Management"), Matrix China II GP GP, Ltd. ("Matrix GP", together with Matrix HK, Matrix China II, Matrix China II-A and Matrix Management, the "Matrix Funds") and Yibo Shao ("Mr. Shao") on July 6, 2015, as amended by Amendment No. 1 filed on April 6, 2016 and Amendment No. 2 filed on August 23, 2016 on behalf of Mr. Tang, Ms. Zhang, Gallant Future, the Matrix Funds, Mr. Shao, Rich Moon Limited, Yunfeng Fund II, L.P., Yunfeng Moon Co-invest, L.P., Yunfeng Investment II, L.P., Yunfeng Moon Co-Invest GP, Ltd., Yunfeng Investment GP II, Ltd. and Feng Yu, and as amended by Amendment No.3 filed on April 26, 2017 and Amendment No.4 filed on May 19, 2017 on behalf of Mr. Tang, Ms. Zhang and Gallant Future, and as amended by Amendment No.5 filed on May 18, 2018 on behalf of Mr. Tang, Ms. Zhang, Gallant Future and New Heritage, and as further amended by Amendment No.6 filed on April 15, 2025 on behalf of Mr. Tang, Ms. Zhang, Gallant Future and New Heritage (the initial filing, together with Amendment No.1, Amendment No.2, Amendment No.3, Amendment No.4, Amendment No.5 and Amendment No.6, the "Statement"), in each case with respect to the Class A ordinary shares, par value $0.0001 per share of Hello Group Inc., a Cayman Islands company (the "Issuer"). This statement does not modify any of the information previously reported on the Statement or any of the information reported by any Reporting Persons (as defined in the applicable Statement) other than the Reporting Persons. Except as provided herein, this statement does not modify any of the information previously reported on the Statement.

## Item 2. Identity and Background
Name of person filing: Yan Tang, Sichuan Zhang, Gallant Future Holdings Limited, New Heritage Global Limited, Prospera Investment Holding Limited
Residence or business address:
Yan Tang: 20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 1 00102, People's Republic of China

Sichuan Zhang: 71 Robinson Road, 05-04, Singapore 068895

Gallant Future Holdings Limited: 20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 100102, People's Republic of China

New Heritage Global Limited: 20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 100102, People's Republic of China

Prospera Investment Holding Limited: Tortola Pier Park, Building 1, Second Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands
Present principal occupation or employment: Mr. Tang is the co-founder, chairman of board of directors and chief executive officer of the Issuer. Ms. Zhang is the director and chief operating officer of the Issuer and the spouse of Mr. Tang. Each of Mr. Tang and Ms. Zhang is a PRC citizen. Gallant Future, New Heritage and Prospera Investment are principally investment holding vehicles. Both Gallant Future and New Heritage are companies organized and existing under the laws of the British Virgin Islands, and are wholly beneficially owned by Mr. Tang through a family trust. Prospera Investment is a limited company incorporated in the British Virgin Islands and is wholly beneficially owned by Ms. Zhang through a family trust. The principal business address of each of Mr. Tang, Gallant Future and New Heritage is 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People's Republic of China. The principal business address of Ms. Zhang is 71 Robinson Road, 05-04, Singapore 068895. The principal business address of Prospera Investment is Tortola Pier Park, Building 1, Second Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Yan Tang - The People's Republic of China, Sichuan Zhang - The People's Republic of China, Gallant Future Holdings Limited - British Virgin Islands, New Heritage Global Limited - British Virgin Islands, Prospera Investment Holding Limited - British Virgin Islands

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Statement.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the ordinary shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

On September 22, 2025, Gallant Future and Prospera Investment entered into an Instrument of Transfer, pursuant to which Gallant Future agreed to transfer 40,182,233 Class B ordinary shares to Prospera Investment in consideration of nil.

On September 22, 2025, Prospera Investment grants Mr. Tang full authority, among others, to represent Prospera Investment and vote in the name of Prospera Investment in respect of the shares of the Issuers beneficially owned by Prospera Investment, and any other shares or securities issued or distributed in respect thereto at any time and from time to time as may be adjusted.

The description of the above Instruments of Transfer and power of attorney and proxy is qualified in its entirety by reference to the full text of each of such agreements, a copy of which is filed by the Reporting Person as exhibits to this Statement.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.1 Joint Filing Agreement, dated September 22, 2025, by and among the Reporting Persons

99.2 Instrument of Transfer, dated September 22, 2025, by and between Gallant Future Holdings Limited and Prospera Investment Holding Limited

99.3 Power of Attorney and Proxy, dated September 22, 2025, granted by Prospera Investment Holding Limited

## Signatures
- Yan Tang: /s/ Yan Tang, Yan Tang (09/23/2025)
- Sichuan Zhang: /s/ Sichuan Zhang, Sichuan Zhang (09/23/2025)
- Gallant Future Holdings Limited: /s/ Yan Tang, Director (09/23/2025)
- New Heritage Global Limited: /s/ Yan Tang, Director (09/23/2025)
- Prospera Investment Holding Limited: /s/ Prudence Directors Limited, Director (09/23/2025)